EXHIBIT 99.1

POET Technologies and Semtech Launch 1.6T Optical Receivers for AI Networks

POET's Optical Interposer platform integrates Semtech FiberEdge® technology to achieve cutting-edge sensitivity and power efficiency at 200G per lane.

SAN JOSE, Calif. and CAMARILLO, Calif., Sept. 30, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (Nasdaq: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced with Semtech Corporation (Nasdaq: SMTC), a leading provider of high-performance semiconductor, Internet of Things (IoT) systems and cloud connectivity service solutions, the immediate availability for customer sampling of high-performance 1.6T Receiver Optical Engines for AI and cloud networks.

The breakthrough optical engine products leverage POET's Optical Interposer™ platform to integrate Semtech’s FiberEdge 200G-per-lane receiver technologies, creating highly integrated, chip-scale receive (Rx) engines that simplify module assembly while improving performance and manufacturability. The state-of-the-art optical engines include DR8 for short-reach AI cluster links and 2×FR4 for longer-reach intra-datacenter connectivity and are available immediately for customer sampling.

“By integrating Semtech’s leading 200G-per-lane receiver technology with POET’s chip-scale optical interposer, we’ve achieved exceptional receiver performance that addresses the most demanding requirements for AI and cloud networks. We expect customers will quickly understand the market impact these products can make on their transceiver offerings and the resulting benefit to their customers,” said Raju Kankipati, Chief Revenue Officer, POET Technologies. “This collaboration also further deepens POET’s presence in the global high-speed optical transceiver ecosystem.”

“Delivering 200G-per-lane performance with the power headroom system designers need is fundamentally a signal-integrity challenge,” said Amit Thakar, Vice President of Signal Integrity Product Marketing at Semtech. “By co-optimizing our FiberEdge receive path with the POET Optical Interposer at the architecture and assembly levels, we’re achieving exceptional sensitivity and power in 1.6T DR8 and 2×FR4 receiver engines now sampling to customers.”

Integrated Platform Delivers Advanced Performance

The collaboration demonstrates how POET's Optical Interposer platform enables seamless integration of high-performance electronic and photonic components with Semtech's tested FiberEdge technology, delivering:

  N×200G/lane: receive path using Semtech FiberEdge transimpedance amplifiers (TIAs), integrated on POET’s Optical Interposer for compact, chip-scale assembly.
  Module targets: 1.6T DR8 and 2×FR4 receiver engines for AI cluster and intra-DC links. The 2xFR4 Receiver Optical Engine comes with integrated demultiplexers.
  Integration advantages: lower power, higher sensitivity, reduced BOM and assembly steps, and improved electrical/optical signal integrity at 200G/lane.
  Status: now sampling to qualified customers through POET.

Availability

Evaluation units of the 1.6T DR8 and 1.6T 2×FR4 Receiver Optical Engines are available now for qualified customers. To request samples, reference designs, or performance data, contact POET sales representative at sales@poet.tech.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information: poet-technologies.com.

About Semtech Corporation

Semtech Corporation (Nasdaq: SMTC) is a leading provider of high-performance semiconductor, IoT systems and cloud connectivity service solutions dedicated to delivering high-quality technology solutions that enable a smarter, more connected and sustainable planet. Semtech’s global teams are committed to empowering solution architects and application developers to develop breakthrough products for the infrastructure, industrial and consumer markets. To learn more about Semtech technology, visit us at Semtech.com or follow us on LinkedIn or X.

Media Contacts

POET Technologies
Adrian Brijbassi, Media Relations — adrian.brijbassi@poet.tech
Thomas R. Mika, EVP & CFO — tm@poet.tech

Semtech Corporation
Michelle Lozada, Public Relations — pr@semtech.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial or operational performance, including, but not limited to, statements regarding the development, performance, production, and market adoption of our new semiconductor device designed to enhance connectivity in AI networks, as well as our business strategy, projected timelines, costs, revenue potential, and market opportunities. Forward-looking statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” or “continue,” and similar expressions or variations.

These forward-looking statements are based on current assumptions and expectations and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, delays or challenges in the development, testing, or manufacturing of the semiconductor device; failure to achieve anticipated performance or connectivity improvements in AI networks; dependence on third-party suppliers for critical components; intellectual property disputes; competitive pressures in the semiconductor and AI industries; regulatory changes affecting technology or data privacy; and fluctuations in global economic or market conditions. Additional risks are described in POET’s filings with the U.S. Securities and Exchange Commission (SEC), including its most recent Annual Report on Form 20-F and subsequent reports on Form 6-K, and Semtech’s filings with the SEC, including the its Annual Report on Form 10-K for the fiscal year ended January 26, 2025, filed with the SEC on March 25, 2025 as such risk factors may be amended, supplemented or superseded from time to time by subsequent reports Semtech files with the SEC . These forward-looking statements reflect views as of the date of this press release. Except as required by applicable law, neither party undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

Trademarks: POET and Optical Interposer are trademarks of POET Technologies Inc. Semtech, the Semtech logo and FiberEdge are registered trademarks of Semtech Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

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